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                              July 11, 2022

       Steven J. Antol
       Chief Financial Officer
       Santa Fe Gold Corporation
       2325 San Pedro NE, Suite 225
       Albuquerque, NM 87110

                                                        Re: Santa Fe Gold
Corporation
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 14, 2022
                                                            File No. 000-20430

       Dear Mr. Antol:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form 10-12G filed June 14, 2022

       Explanatory Note
       A Note Concerning Certain Financial Information Contained in this Registration Statement Filed on Form 10, page 2

   1. Please revise this section to update your references to the periods covered by the interim financial statements
that are included in the filing. Please also revise the table of stock options on page F-50 as
necessary to clarify if the end-of-period amounts correspond to
                                                        March 31, 2022 or
December 31, 2021.
 Steven J. Antol
Santa Fe Gold Corporation
July 11, 2022
Page 2
Item 6. Executive Compensation, page 53

2. Please update executive compensation and director compensation to reflect data for the last completed fiscal year ended June 30, 2022. Please refer to Item 6 of Form 10, Item
      404(n) of Regulation S-K and Question 117.05 of the Compliance and Disclosure
      Interpretations for Regulation S-K.
Notes to the Consolidated Financial Statements
Note 18 - Subsequent Events
Acquisition of Processing Mill, page F-30

3. We note your disclosure stating that "At this time there are no agreements between the seller and the Company as to terms and sales price of the delivered disassembled mill and such price is anticipated to be negotiated and determined in June 2022." However, on page F-43 you report $175,343 in subsequently capitalized Mill site property costs.

      Please update your disclosures on pages F-43 and F-52 as necessary to clarify whether the uncertainty over the terms and sales price has been resolved, with the outcome represented in the amounts capitalized, or to provide an update on your negotiations with the seller of the mill if the amounts capitalized do not represent the acquisition costs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mark Wojciechowski, Staff Accountant at 202-551-3759 or Karl Hiller,
Accounting Branch Chief at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell, Staff Attorney at 202-
551-5351 or Kevin Dougherty, Staff Attorney at 202-551-3271 with any other questions.



                                                           Sincerely,
FirstName LastNameSteven J. Antol
                                                           Division of
Corporation Finance
Comapany NameSanta Fe Gold Corporation
                                                           Office of Energy &
Transportation
July 11, 2022 Page 2
cc:       Peder K. Davisson
FirstName LastName